Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated September 9, 2014

Relating to Preliminary Prospectus Supplement dated September 8, 2014

Registration No. 333-176811

CALLON PETROLEUM COMPANY

Pricing Term Sheet

September 9, 2014

Common Stock

Issuer:	Callon Petroleum Company
Ticker / Exchange:	CPE / NYSE
Common stock offered by us:	12,500,000 shares
Over-allotment option:	The Company has granted the underwriters a 30-day option to purchase up to an aggregate of 1,875,000 additional shares of our common stock to cover any over-allotments.
Common stock outstanding immediately after this offering:	53,415,039 (55,290,039 if the underwriters exercise the over-allotment option in full)
Public offering price:	$9.00 per share
Price to the Issuer:	$8.5275 per share
Use of proceeds:

We estimate that our net proceeds from this offering will be approximately $106 million after deducting underwriting discounts and commissions and estimated offering expenses.

We plan to use the net proceeds of this offering and the proceeds from the new secured second lien term loan of up to $275 million to fund the pending acquisition, to redeem our existing secured second lien term loan and to repay borrowings under our revolving credit facility. If the pending acquisition is not consummated, we intend to use the net proceeds of this offering to fund a portion of our exploration and development activities and for general corporate purposes, which may include leasehold interest and property acquisitions, repayment of indebtedness and working capital.

Trade date:	September 10, 2014
Settlement date:	September 15, 2014
Joint book-running managers:	Johnson Rice & Company L.L.C. and Scotia Capital (USA) Inc.
Senior co-managers:	Canaccord Genuity, Inc., Stephens Inc., Sterne, Agee & Leach, Inc.
Co-managers:	IBERIA Capital Partners L.L.C., Brean Capital, LLC, Capital One Securities, Inc., Global Hunter Securities, LLC, MLV & Co. LLC, Northland Securities, Inc.

The number of shares to be outstanding after this offering is based on 40,915,039 shares of our common stock outstanding as of September 3, 2014 and excludes 1,152,000 shares that may be issued pursuant to outstanding awards under our equity compensation plans.

Additional Changes to the Prospectus Supplement:

The pro forma columns in the table in the section “Summary Historical and Pro Forma Financial Data” beginning on page S-12 of the Preliminary Prospectus Supplement are hereby restated as follows:

	Pro Forma
	Six Months Ended June 30, 2014	Year Ended December 31, 2013

	(in thousands)
Statement of Operations Data:

Operating revenues
Crude oil revenues	$85,597	$132,231
Natural gas revenues	8,406	19,535

Total oil and natural gas revenues	94,003	151,766

Operating expenses
Lease operating expenses	10,968	26,478
Production taxes	4,964	6,127
Depreciation, depletion and amortization	30,858	68,352
General and administrative	20,446	20,534
Accretion expense	433	1,846
Gain on sale of other property and equipment	(1,080)	—
Impairment of other property and equipment	—	1,707

Total operating expenses	66,589	125,044

Income from operations	27,414	26,722

Other (income) expense
Interest expense	8,908	21,202
Gain on early extinguishment of debt	(3,205)	(3,696)
Gain on acquired assets	—	—
(Gain) loss on derivative contracts	7,198	1,360
Other income	(142)	(485)

Total other (income) expense	12,759	18,381

Income before income taxes	14,655	8,341
Income tax expense (benefit)	6,373	3,437

Income (loss) before equity in earnings of Medusa Spar LLC	8,282	4,904
Equity in earnings of Medusa Spar LLC	—	17

Net income (loss)	8,282	4,921
Preferred stock dividends	(3,947)	(4,627)

Income (loss) available to common stockholders	$4,335	$294

Balance Sheet Data (at period end):
Cash and cash equivalents	$1,172
Property and equipment, net	646,028
Total assets	763,108
Total long-term debt	283,927
Stockholders’ equity	387,213

The first sentence of the “Summary—The Offering—Use of proceeds” section on page S-9 is hereby restated as follows:

The net proceeds from this offering will be approximately $106 million, after deducting the underwriting commissions and estimated offering expenses payable by us (or approximately $122 million if the underwriters’ option to purchase additional shares is exercised in full).

The first sentence of the “Use of Proceeds” section on page S-18 of the Preliminary Prospectus Supplement is hereby restated as follows:

The net proceeds from this offering will be approximately $106 million, after deducting the underwriting commissions and estimated offering expenses payable by us (or approximately $122 million if the underwriters’ option to purchase additional shares is exercised in full).

The “Capitalization” section on page S-19 of the Preliminary Prospectus Supplement is hereby restated as follows:

CAPITALIZATION

The following table sets forth, on an unaudited basis, our cash and cash equivalents and capitalization as of June 30, 2014 on an actual basis and on an as adjusted basis to give effect to this offering and the new secured second lien term loan and the application of the estimated net proceeds as described in the “Use of Proceeds” as if this offering, the new secured second lien term loan and the pending acquisition had occurred on June 30, 2014. The table below should be read in conjunction with, and is qualified in its entirety by reference to “Use of Proceeds” in this prospectus supplement and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Reports on Form 10-Q for the quarterly period ended June 30, 2014, which are incorporated by reference herein.

	As of June 30, 2014
	Actual	As Adjusted
	(in thousands)
Cash and Cash Equivalents	$1 ,172	$1,172

Long-term debt, less current portion[1]:
Senior secured revolving credit facility	84,000	8,927
Secured second lien term loan	82,500	—
New secured second lien term loan	—	275,000

Total long-term debt	$166,500	$283,927

Stockholders’ Equity
Common stock	$408	$533
Series A preferred stock	16	16
Additional paid in capital	402,375	508,344
Retained deficit	(120,210)	(121,680)

Total stockholders’ equity	$282,589	$387,213

Total capitalization	$449,089	$671,140

1 We have received a commitment to provide an amended senior secured revolving credit facility and new secured second lien term loan in connection with the pending acquisition. See “Prospectus Supplement Summary — Recent Developments — Pending Acquisition.”

THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) AND A PROSPECTUS SUPPLEMENT WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS, THE PROSPECTUS SUPPLEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER WILL ARRANGE TO SEND YOU THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT IF YOU REQUEST IT BY CALLING 1-800-443-5924 or 212-225-6854.